December 7, 2005

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:        Susann Reilly, Attorney
                  Office of Emerging Growth Companies

                  Re: Spongetech Delivery Systems, Inc. (the "Company") File No. 333-123015

Dear Ms. Reilly:

      The following sets forth the information requested by Pamela Howell in connection with Azurel Ltd during a telephone call on Friday November 18, 2005:

1. List of sales of unregistered securities of Azurel, Ltd. since December 31, 2002:

      In response to your request, the Company has provided us with the following information which they obtained from the transfer agent for Azurel, Ltd.

      (i) In February 2003, an aggregate of 1,027,000 shares were issued to Breckenridge Fund LLC.

      (ii) In March 2003 an aggregate of 413,949 shares were issued to the following persons in the amounts indicated:

--------------------------------------------------------------------------------
Name                                                   Number of Shares
--------------------------------------------------------------------------------
Risdon -AMS USA, Inc.                                  13,307
--------------------------------------------------------------------------------
Printex Packaging Corp.                                4,010
--------------------------------------------------------------------------------
Duckor, Spradling & Metzger                            1,769
--------------------------------------------------------------------------------
JC Penney Corp.                                        372,000
--------------------------------------------------------------------------------
Steven Horodenski                                      1,000
--------------------------------------------------------------------------------
Charles Gruen LLC                                      11,568
--------------------------------------------------------------------------------
Computel Communication System, Inc.                    189
--------------------------------------------------------------------------------
Kforce, Inc.                                           10,106
--------------------------------------------------------------------------------

      (iii) In April 2003, an aggregate of 365,360 shares were issued to the following persons in the amounts indicated:

--------------------------------------------------------------------------------
Name                                                   Number of Shares
--------------------------------------------------------------------------------
Edward Berger                                          50,000
--------------------------------------------------------------------------------
Robert O'Grady                                         180,360
--------------------------------------------------------------------------------
B Michael Pisari                                       135,000
--------------------------------------------------------------------------------

      (iv) In December 2003, an aggregate of 853,000 shares were issued to the following persons in the amounts indicated:

--------------------------------------------------------------------------------
Name                                                   Number of Shares
--------------------------------------------------------------------------------
Paul Schwarzenbach                                     150,000
--------------------------------------------------------------------------------
Ahava Investments                                      380,000
--------------------------------------------------------------------------------
HT Ardinger & Co. Inc.                                 323,000
--------------------------------------------------------------------------------

2. Transactions which resulted in any change in the ownership of officers and directors and shareholders holding 5% or more of the shares of Azurel Ltd. from the information provided in the Form 10-KSB for the fiscal year ended December 31, 2002 that was filed by Azurel, Ltd with the SEC on September 29, 2003.

      At the outset, please note that our response to you dated November 16, 2005 was based solely upon records provided to us by the Company which they obtained from the transfer agent for Azurel, Ltd. In response to your follow up request, the Company expanded its search and contacted certain shareholders to confirm their ownership. Based upon the foregoing, our response to your follow up request is as follows:

      (i) The following sets forth the beneficial ownership of Damon Testaverde:

--------------------------------------------------------------------------------
Name                                                   Number of Shares
--------------------------------------------------------------------------------
Damon Testaverde                                       71,667 (1)
--------------------------------------------------------------------------------
Patricia I. Testaverde                                 125,000 (1)
--------------------------------------------------------------------------------
RH Damon & Co.                                         730,400 (2)
--------------------------------------------------------------------------------
Cede & Co.                                             2,975,000 (3)
--------------------------------------------------------------------------------
Total                                                  3,902,067
--------------------------------------------------------------------------------

(1)   Based upon information obtained from the transfer agent for Azurel, Ltd.
(2) Based upon information obtained from Mr. Testaverde. RH Damon & Co., an entity of which Mr. Testaverde is the beneficial owner, acquired 730,400 shares from RM Enterprises in October 2003.
(3)   Based upon information obtained from Mr. Testaverde.


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

      (ii) The following sets forth the beneficial ownership of HT Ardinger & Sons, Inc.:

--------------------------------------------------------------------------------
Name                                                   Number of Shares
--------------------------------------------------------------------------------
HT Ardinger & Sons, Inc. (1)                           2,240,500 (2)
--------------------------------------------------------------------------------
Cede & Co.                                             2,299,500 (3)
--------------------------------------------------------------------------------
Total                                                  4,540,000
--------------------------------------------------------------------------------

(1) Based upon information obtained from representatives of HT Ardinger & Co. Horace T. Ardinger is the control person of the shares owned by HT Ardinger & Sons, Inc.
(2) Based upon information obtained from the transfer agent for Azurel, Ltd. and includes, 323,000 shares which were issued to HT Ardinger in December 2003, as set forth above in subsection (iv) of Section 1. As disclosed in Azurel's 10-KSB for fiscal year ended December 31, 2002, HT Ardinger's ownership included 558,750 shares underlying warrants issued in connection with Azurel's private placement completed on November 22, 2002. These warrants have since expired.
(3)   Based upon information obtained from representatives of HT Ardinger.

      (iii) We have been advised by Steven Moskowitz that the Mindy Moskowitz and Steven Moskowitz Trust (the "Moskowitz Trust") owns an additional 400 shares which shares were inadvertently omitted from its total ownership reflected in Azurel's 10-KSB for fiscal year ended December 31, 2002. Mr. Moskowitz has advised us that the 400 shares were acquired in the open market by the Moskowitz Trust at least six months prior to his affiliation with Azurel, Ltd. The correct ownership for the trust should have been reflected as 1,134,400 in Azurel's 10-KSB for fiscal year ended December 31, 2002.

      To the best of the Company's knowledge, there were no other transactions which resulted in any change in the ownership of officers and directors and shareholders holding 5% or more of the shares of Azurel Ltd. from the information provided in Azurel's Form 10-KSB for the fiscal year ended December 31, 2002 that was filed with the SEC on September 29, 2003.

3. In addition, to the foregoing, you will note that in our letter dated November 16, 2005, we indicated that Network 1 Financial Securities owned 1,891,266 shares of Azurel, Ltd. In response to your second request, the Company has confirmed that such shares were acquired by Network I Financial Securities subsequent to the filing of Azurel's 10-KSB for the fiscal year ended December 31, 2002. William Hunt and Richard Hunt are the control persons of the shares held by Network 1 Financial Securities.

      Finally, we have attached a revised schedule which updates the schedule that was previously submitted to you on October 8, 2005. Please note that the information contained in the October 8, 2005 schedule was incomplete and inaccurate due to the fact that it was based upon the only copies of transfer


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

agent records that were available and provided to us by the Company at that time. The Company has since been able to obtain more complete and current information from Azurel's transfer agent that is now reflected in the revised schedule. We apologize for any confusion that the information set forth on the prior schedule may have caused.

                                                Very truly yours,


                                                /s/ Richard Friedman

                                                Richard Friedman

                                    Schedule

Following is the amount and percent of share ownership in Azurel, Ltd by Messrs. Metter, Moskowitz and Lazauskas:

------------------------------------------------------------------------------------------
Name                                    Number of Shares          Percentage Ownership (1)
------------------------------------------------------------------------------------------
Michael Metter                          675,000(2)                2.15 %
------------------------------------------------------------------------------------------
Steven Moskowitz                        1,392,400(3)              4.44%
------------------------------------------------------------------------------------------
Frank Lazauskas                         594,000                   1.90%
------------------------------------------------------------------------------------------
RM Enterprises International, Ltd.      150,000(4)                0.48%
------------------------------------------------------------------------------------------

  (1)  Based on 31,325,343 shares issued and outstanding as of October 27, 2005.
  (2) Includes (a) 89,100 shares of Common Stock held by Deborah Metter, the wife of Michael Metter; (b) 108,000 shares of Common Stock held by Tiburon Capital Group of which Mr. Metter holds sole voting and dispositive power; (c) 477,900 shares held by Andrew James Associates, an entity which is controlled by Deborah Metter.
  (3) Includes (a) 1,134,400 shares held in the name of the Mindy Moskowitz and Steven Moskowitz Trust in trust for Mindy, Daniel, Ilana and Gitty Moskowitz. One of the trustees, is the wife of Steven Moskowitz. Susan Weissman, the other trustee, is the sister of Steven Moskowitz. Steven Moskowitz disclaims beneficial ownership of these shares; (b) 150,000 shares of stock held by RM Enterprises, Ltd; and (c) 108,000 shares held by Eagle Rock Capital, LLC of which Mr. Moskowitz is a co-principal and 50% owner.
  (4) The control persons of RM Enterprises International are Michael Metter, Steven Moskowitz and Frank Lazauskas, all of whom are directors of RM Enterprises International.